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                               August 13, 2021

       Xiong Luo
       Chief Executive Officer
       Sino Green Land Corp.
       10/F, Tower A, Manulife Financial Centre, 223-231
       Wai Yip Street, Kwan Tong
       Kowloon, Hong Kong

                                                        Re: Sino Green Land
Corp.
                                                            Registration
Statement on Form 10-12G
                                                            Filed July 29, 2021
                                                            File No. 000-53208

       Dear Mr. Luo:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Registration Statement on Form 10-12G filed July 29, 2021

       Introductory Comment, page 3

   1.                                                   Provide prominent
disclosure about the emerging legal and operational risks associated with being based in
Hong Kong and thereby subject to political and economic influence from China. Your
disclosure should make clear whether these risks could result in a material change in your
operations and/or the value of your common stock or could
                                                        significantly limit or
completely hinder your ability to offer or continue to offer securities to investors and cause
the value of such securities to significantly decline or be worthless.
                                                        Your disclosure should
address how recent statements and regulatory actions by the
                                                        Chinese government,
such as those related to data security, anti-monopoly concerns and
                                                        China   s extension of
authority into Hong Kong, has or may impact the company   s ability
                                                        to conduct its
business, accept foreign investments, or list on a U.S. or other foreign
 Xiong Luo
Sino Green Land Corp.
August 13, 2021
Page 2
      exchange. Please consider a discussion of how the policies of the Chinese government, including the implementation of the National Security Law in Hong Kong and any other recent legislative changes, has or may impact your ability to operate with legal certainty.
2. Disclose the emerging risks that being based in Hong Kong, and thereby subject to political and economic influence from China, poses to investors. In particular, describe the emerging regulatory, liquidity, and enforcement risks in light of
China   s extension of
      authority into Hong Kong. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the
enforcement of China   s
      laws in Hong Kong and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations in Hong Kong at any time, or may exert more control over offerings conducted overseas and/or foreign investment in Hong Kong-based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Item 13. Financial Statements and Supplementary Data, page 20

3. Provide the interim unaudited financial statements of the company for the period ended
      March 31, 2021 and the period ended June 30, 2021.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Brian Fetterolf at 202-551-6613 or Mara Ransom at 202-551-3264 if
you have questions.



                                                            Sincerely,
FirstName LastNameXiong Luo
                                                            Division of
Corporation Finance
Comapany NameSino Green Land Corp.
                                                            Office of Trade &
Services
August 13, 2021 Page 2
cc:       Jackson Morris
FirstName LastName